Exhibit 99.1


Aladdin Knowledge Systems
PRESS RELEASE


Press Contact:                                  Investor Relations Contact:
Matthew Zintel                                  Mark Jones
Zintel Public Relations                         Global Consulting Group
matthew@zintelpr.com                            mjones@hfgcg.com
--------------------                            ----------------
310.574.8888                                    646.284.9414



                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------



                Aladdin Knowledge Systems Ltd. Announces Pricing
                    of Offering of 2,000,000 Ordinary Shares


Tel Aviv, Israel, March 24, 2005 - Aladdin Knowledge Systems Ltd. (NASDAQ and
TASE: ALDN) (the "Company") today announced the pricing of a public offering by the Company of 2,000,000 ordinary shares at U.S. $21.45 per share. The closing of the offering is scheduled to take place on March 30, 2005. The Company expects to receive net proceeds from the offering of approximately U.S. $39.2 million, after deducting the underwriting discount and estimated offering expenses. The underwriters have been granted an option to purchase at the public offering price up to 300,000 additional shares from certain selling shareholders to cover over-allotments, if any.

UBS Securities LLC is acting as sole-book running manager and UBS Securities LLC, CIBC World Markets Corp., Friedman, Billings, Ramsey & Co., Inc., Piper Jaffray & Co., C.E. Unterberg, Towbin, LLC, Dougherty & Company LLC, First Analysis Securities Corporation and Southwest Securities, Inc. are the representatives of the underwriters. Copies of the final prospectus relating to the offering may be obtained from UBS Securities LLC, Prospectus Department, 299 Park Avenue, New York, NY 10171.

A registration statement relating to these securities was filed and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.

About Aladdin Knowledge Systems
Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin's Software DRM products allow software publishers to limit revenue loss from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at http://www.Aladdin.com.

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